Exhibit 99

MAGNA INTERNATIONAL

FIRST QUARTER EARNINGS RESULTS CONFERENCE CALL

MAY 9, 2019

MAGNA PARTICIPANTS

Don Walker, Chief Executive Officer

Vince Galifi, Chief Financial Officer

Swamy Kotagiri, Chief Technology Officer and President of Power & Vision

Louis Tonelli, Vice-President, Investor Relations

CONFERENCE CALL PARTICIPANTS

John Murphy, BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst

Mark Neville, Scotiabank Global Banking and Markets, Research Division - Analyst

James Picariello, KeyBanc Capital Markets Inc., Research Division - Analyst

Armintas Sinkevicius, Morgan Stanley, Research Division – Associate

Peter Sklar, BMO Capital Markets Equity Research – Analyst

Jason Stuhldreher, Barclays Bank PLC, Research Division - Research Analyst

David Tamberrino, Goldman Sachs Group Inc., Research Division - Equity Analyst

Operator

Greetings, and welcome to the First Quarter 2019 Results Conference Call. (Operator Instructions) As a reminder, this conference is being recorded. Thursday, May 9, 2019.

I would now like to turn the conference over to Louis Tonelli, Vice President of Investor Relations. Please go ahead.

Louis Tonelli (Magna)

Thanks very much. Hello, everyone, and welcome to our first quarter 2019 conference call. We will have formal comments today from Don Walker, Chief Executive Officer; Swamy Kotagiri, Chief Technology Officer and President of our Power & Vision segment; and Vince Galifi, Chief Financial Officer. Also joining us today are Eric Goldstein and Jim Floros from our IR team.

Yesterday, our Board of Directors met and approved our financial results for the first quarter ended March 31, 2019. We issued a press release this morning for the quarter. You'll find the press release, today's conference call webcast, the slide presentations to go along with the call and our updated quarterly financial review, all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements. Please refer to today's press release for a complete description of our safe harbor disclaimer.

As we review financial information today, please note that all figures discussed are in U.S. dollars, unless otherwise noted. We've included in the appendix reconciliations of certain key financial statement lines from Q1 '19 and Q1 '18 between reported results and results excluding unusual items. Our quarterly earnings discussion today excludes the impact of unusual items.

Beginning this year, we adopted a new lease accounting standard that replaced previous lease guidance under GAAP. The most significant impact of this new standard on our financial statements was the recognition of right of use assets and lease liabilities for operating leases. We recognize right of use assets and lease liabilities each at $1.7 billion, based on the present value of the remaining lease payments over the lease term. The adoption of the new standard, which has been done prospectively with no prior year restatement, did not have a material impact on earnings or cash flows. The new standard is expected to have an approximately 140 basis points negative impact to return on invested capital. Prior period comparatives have been restated to reflect the transfer of certain assets out of corporate and other to the company's operating segments to better reflect the utilization of these assets.

And now I'll call - I'll pass the call over to Don.

Don Walker (Magna)

Thanks, Louis. The first quarter was a bit noisy with some strong performance in a challenging environment, as well as some negative developments. I will review the quarter relative to our expectations and then discuss changes to our Outlook.

Q1 light vehicle production in North America and Europe were essentially in line with what we were forecasting, while volumes in China, in particular on our key programs, were considerably lower than we anticipated previously.

Our Body Exteriors & Structures margins came in a little better than expected and our Complete Vehicles segment performed in line with our expectations. Our Seating segment is in the middle of launching a significant amount of new business, mainly in a new facility in South Carolina and incurred higher costs in the quarter than expected. In our Power & Vision segment, with the exception of our Electronics, our business overall was largely in line with our expectations, including our equity earnings.

In Electronics, we incurred a higher level of engineering and other costs relative to our expectations, substantially associated with three ADAS programs that are utilizing new technologies. We expect the higher spending to continue.

In addition, given the current status of two of the programs, we wrote-off amounts that were on our balance sheet at the end of 2018. Going forward, for the time being, we are expensing our capital spending and a portion of engineering that would have otherwise been capitalized on these two programs.

As we look forward, three main factors have caused us to reduce our 2019 Outlook:

▪	The higher cost in Electronics that are expected to continue through this year.

▪	We now anticipate some softening in light vehicle production across all of our key markets relative to our previous expectations. In particular, we have reduced volumes in Europe and China considerably. This is expected to negatively impact sales and earnings. Our operating units are working to mitigate the margin impact from the lower sales.

▪	And lastly, while our Powertrain unit overall was in line with our expectations in the quarter, one of our transmission joint ventures in China is now anticipating lower equity income driven by lower-than-anticipated transmission volumes. We've also lowered our Outlook for equity income in 2021 related to this joint venture.

Despite these setbacks in our Outlook, there are some important positives to note. In Q1, our organic sales outpaced the 7% decline in global vehicle production in each of our operating segments. Body Exteriors & Structures continued to benefit from lower launch costs and operational improvements, with EBIT margins improving 100 basis points year-over-year in Q1, despite the softer volume environment. As a result, our full year margin range in the segment is unchanged, despite the impact of lower anticipated volumes.

Magna Steyr is launching the last of its new vehicle programs currently, was on-track in Q1, and there is no change to our margin outlook here despite lower expected volumes and weaker euro.

We returned $403 million to shareholders through dividends and share repurchases in the quarter. We closed our disposition of our FP&C business, recording a gain of $516 million net and in proceeds of $1.1 billion.

And overall, we remain confident in our strong market position, our ability to outgrow vehicle production and our expectation of generating in the range of $1.8 billion to $2 billion in free cash flow this year and still over $6.5 billion in the 2018 to 2021 time frame.

I'll now pass the call over to Swamy Kotagiri to provide more color on ADAS and one of our Getrag joint ventures in China. Swamy…

Swamy Kotagiri (Magna)

Thanks, Don, and good morning, everyone. I would like to address the current status of our ADAS business and recent developments at one of our transmission joint ventures in China.

Let me start with ADAS. As many of you know, ADAS and autonomy are new and evolving areas for the automotive industry. As emerging areas of technology, there is a relatively higher degree of uncertainty about the level of engineering and other cost required to participate in this area. These are also areas that can provide big opportunities for participants that are able to scale. We were awarded programs over the past couple of years with two customers that involve LiDAR and advanced technologies in cameras. We recently determined that engineering and other costs on these programs are higher than anticipated. There are a number of elements that drove this: we underestimated the scope of work required to develop new or higher-performance software feature levels, including the extent of testing required to meet certain customer specifications; with commercialization of new technologies, it took us longer than anticipated to get the appropriate team in place; and there have been scope changes that expanded the deliverables.

As a result, we increased our engineering activities, including capital and external resources on the projects during the first quarter. We incurred approximately $20 million above what we anticipated in engineering in the first quarter on these programs, and we wrote-off $27 million in related assets that were on the balance sheet as of December 31, 2018.

For the time being, we will continue to expense fixed assets and engineering on the two programs that we were previously planning to capitalize. For the balance of 2019, our Outlook has built-in the run rate at the end of Q1 on the higher than expected engineering and other costs. We also expect higher than previously anticipated costs in 2020.

We are taking steps to improve the run rate of cost, including ongoing hiring to replace external resources, pursuing cost recovery from customers and adding senior management to strengthen the team. We haven't built any of this into our Outlook. With the actions we are taking and the team members and management we have added, we believe we may be able to optimize spending by the end of 2020. We also believe that experience gained through these programs will continue to build the foundation for technologies and know-how that should benefit us on future programs, including with other customers.

Next, let me address the business in one of our transmission joint ventures in China. The joint venture's primary products include DCT, dry clutch technology, our wet clutch DCT and manual transmissions. There have been a number of developments relative to our previous expectations. Our customers for the joint venture are primarily the domestic OEMs. Volumes for these customers have been lower than we had planned, and this is expected to continue.

With one particular high-volume OEM, we had a plan to transition from dry clutch DCT technology to a new wet clutch DCT variant in mid-2020. This variant is currently in development. The customer recently decided to pull forward their phasing-in of vehicles to meet China 6 emission requirements to mid-2019 from mid-2020, with the CVT that the customer also utilizes. These factors, together with the competitive landscape, have contributed to lower equity income expectations in each of 2019, 2020 and 2021.

So, what are we doing about this? We are optimizing our cost structure. We will address a wider torque range using our core wet clutch DCT platform that will be more competitive for the China market. And we have ongoing dialogue with a number of OEMs with respect to these new products. Together with our customers, we continue to believe in the benefits of DCTs. This is evidenced by the DCT business in our wholly-owned operations in Europe where sales grew approximately 29% in Q1.

Now let me pass the call over to Vince.

Vince Galifi (Magna)

Thanks, Swamy, and good morning everyone.

We posted solid first quarter sales and adjusted diluted EPS, despite: a challenging global production environment; the negative impact of foreign currency translation due to the strong U.S. dollar; and unanticipated costs in our Electronics business. We also generated free cash flow of $347 million and returned $403 million to shareholders through share repurchases and dividends. I'm going to cover each of these in my financial review.

Our consolidated sales were $10.6 billion, a decline of 2% from the first quarter of 2018. These sales were posted in a quarter in which global vehicle production declined 7% and currency translation was a $553 million headwind. These factors were largely offset by: the launch of new programs, particularly in Complete Vehicles; and acquisitions, net of divestitures. We delivered above-market organic sales changes in each of our operating segments.

Our adjusted EBIT margin declined compared to last year. We reported 6.8% in the first quarter of 2019, down from 8.1% in Q1 of '18, but in line with our expectations. 130 basis points of this decline relates to lower margins in our Power & Vision segment; 30 basis points relates to a decline in Seating margins; and 10 basis points was driven by the increase as a proportion of sales generated by our Complete Vehicles segment, which have below corporate average margins. These were partially offset by a 40 basis point increase relating to our Body Exteriors & Structures segment. I will get into the specifics of these on my segment review.

Adjusted EBIT declined to $720 million, reflecting: higher engineering and other cost in our Electronics business; a decline in equity income; a favorable settlement in Power & Vision in 2018; reduced earnings due to lower sales; the impact of acquisitions, net of divestitures; and higher commodity costs. These were partially offset by lower launch costs and improvements in our underperforming operations in Body Exteriors & Structures.

Equity income declined $52 million year-over-year to $35 million in the first quarter of 2019. This related substantially to our Power & Vision segment, which experienced lower unconsolidated sales, particularly in China. Excluding equity income, our EBIT margin declined to 6.5% in Q1 2019 from 7.3% in the first quarter of 2018.

Our effective income tax rate increased to 23.7% from 21.3% a year ago, primarily reflecting: a decrease in equity income; a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with lower tax rates; and an increase in losses not benefited in Asia and South America as well as a decrease in utilization of losses previously not benefited in Europe. These factors were partially offset by a reduction in our reserves for uncertain tax positions.

Net income attributable to Magna declined to $531 million from $663 million in the first quarter of '19, reflecting: the lower EBIT, higher interest expense and higher tax rate; partially offset by lower minority interest.

Diluted EPS declined $0.21 to $1.63 for the quarter compared to $1.84 last year. The decline reflects the lower net income, partially offset by a 9% decline in our shares outstanding.

Let's take a look at our segments. Body Exteriors & Structures sales were $4.3 billion in the first quarter, a 7% decline from $4.6 billion a year ago. The decline in sales reflects: lower global vehicle production, a negative impact from foreign currency translation of $177 million and net customer price concessions; partially offset by new program launches subsequent to last year's first quarter. The segment's organic growth or sales adjusted for the impact of foreign currency translation and acquisitions net of divestitures was negative 3% compared to global vehicle production, which declined 7%.

Body Exteriors & Structures’ EBIT increased $20 million in Q1 2019 compared to Q1 of '18. Margins improved by 100 basis points to 8.4% in the first quarter compared to 7.4% in 2018. This improvement reflects: lower launch costs, productivity and efficiency improvements, favorable customer pricing resolutions and commercial settlements and foreign exchange gains in the quarter; partly offset by higher depreciation and amortization and inefficiencies at the plant we are closing.

Power & Vision segment sales declined $107 million or 3% to $3.1 billion from $3.2 billion last year. This decline reflects: $160 million negative impact from foreign currency translation; lower global vehicle production; and net customer price concessions. These were partially offset by: the benefit of acquisitions, net of divestitures; and new program launches. Organic sales declined 1% year-over-year, outpacing the 7% decline in global vehicle production.

Power & Vision EBIT was lower by $143 million, and EBIT margin decreased to 7% compared to 11.3% in the first quarter of 2018. This decline primarily reflects: higher engineering and other costs in our Electronics business, including a $27 million write-down of amounts that were previously capitalized on our balance sheet; lower equity income; a favorable settlement in the first quarter of 2018; and the impact of acquisitions, net of divestitures, subsequent to Q1 of '18. These were partly offset by: lower depreciation on our FP&C assets formerly classified as held for sale; and lower warranty. Excluding equity income, EBIT margin declined to 5.9% from 8.7% in 2018.

Seating sales were $1.4 billion, down 3% from the first quarter of last year, reflecting: a $67 million negative swing in foreign currency translation; lower global vehicle production, including on certain key programs; the end of production on certain programs; and net customer price concessions. These were partially offset by the launch of new programs. On an organic basis, sales were up 2%.

Seating EBIT declined by $36 million to $94 million in the quarter, while EBIT margins declined by 220 basis points to 6.6% from 8.8% in 2018. This reduction substantially reflects: higher launch costs incurred at new facilities; reduced earnings due to lower volumes in certain programs; higher commodity costs; and lower equity income. These were partially offset by a gain on the sale of assets in the quarter.

Lastly, Complete Vehicles sales rose by $268 million from last year to $1.9 billion, representing a 16% increase. The increase was primarily due to the launch of the Jaguar I-PACE, Mercedes-Benz G-Class and BMW Z4 programs, which started during the first, second and fourth quarters of 2018, respectively. These were partially offset by: lower volumes on the BMW 5-Series and Jaguar E-PACE; as well as foreign currency translation, which was negative $160 million. Excluding FX, sales rose by 26% from last year as assembly volumes rose 12% to approximately 45,900 units.

Complete Vehicles’ EBIT increased by $9 million compared to Q1 of '18. EBIT percent increased from 1.1% to 1.5% in Q1 of '19, as a result of lower launch and other costs, partially offset by higher depreciation relating to the launch of programs.

I'll now review our cash flows and investment activities. During the first quarter of 2019, we generated approximately $594 million cash from operations - that's an increase of $17 million from the first quarter of 2018. Investment activities amounted to $333 million, including $251 million in fixed assets and an $82 million increase in investments, other assets and intangibles.

Free cash flow increased by $98 million to $347 million in the first quarter.

We returned $403 million to shareholders in the quarter through the repurchase of $284 million of our stock, representing over 5.6 million shares, as well as the payment of $119 million in dividends. Since the end of the first quarter, we have purchased roughly another $120 million or 2.2 million shares.

Our adjusted debt to adjusted EBITDA range is now 1.19x, providing balance sheet flexibility.

Turning to our Outlook. We have lowered our assumptions for light vehicle production in each of our principal markets - North America, Europe and China. We've also lowered our foreign exchange rate assumptions due to the relative strength of the U.S. dollar versus our key currencies. These changes have reduced our sales ranges for Body, Power & Vision and Seating. While overall volumes and the euro-U.S. dollar rate have come down versus previous expectations for Complete Vehicles, a change in the mix of vehicles has resulted in no change to our sales range.

Adjusted EBIT margin has been reduced by 60 basis points to a range of 6.7% to 7%, largely reflecting: the higher engineering and other costs previously expected in Electronics, which impacts the margin by approximately 40 basis points in 2019; the lowered equity income outlook of approximately $45 million, mainly related to Getrag; and a negative impact of the lower light vehicle production assumptions. And, net income attributable to Magna has been lowered to a range of $1.9 billion to $2.1 billion, mainly reflecting lower sales and margin.

We have slightly lowered our free cash flow expectations to $1.8 billion to $2 billion compared to $1.9 billion to $2.1 billion previously. As Don stated earlier, we continue to expect free cash flow in the 2019 to 2021 time period of over $6.5 billion.

In terms of segment margins, our margin ranges for Body Exteriors & Structures and Complete Vehicles segments are unchanged. However, we have reduced Power & Vision to a range of 6.6% to 7.1%, down 190 basis points from our previous Outlook, to reflect: the higher engineering and other costs in Electronics; the lower equity income; and the impact of our lower volume assumptions. And, we have lowered Seating to a range of 6.2% to 6.7%, down 60 basis points, to reflect higher cost to launch new programs and lower production volumes.

All other elements of our 2019 Outlook are unchanged from February.

We also reduced our 2021 Outlook for equity income in our joint venture transmission business. We lowered our 2021 equity income range to $220 million to $275 million compared to $290 million to $345 million previously. As a result of the lower anticipated equity income, we have also reduced our consolidated adjusted EBIT margin for 2021 to a range of 7.9% to 8.3%, compared to 8.1% to 8.5% previously. As a consequence, we revised our Power & Vision outlook for 2021. We expect Power & Vision equity income to be in the $190 million to $230 million range for 2021 and adjusted EBIT margin is expected to be in the range of 10.5% to 11.1% compared to 11.1% to 11.7% previously.

Aside from these changes, we have not made any updates to our 2021 Outlook, including updates and assumptions with respect to total light vehicle production volumes, material unannounced acquisitions and divestitures and foreign exchange rates.

In summary, considering the challenging vehicle environment and currency headwinds, sales were strong. Other than the headwinds we are facing in Electronics, our businesses performed relatively well. Free cash flow was $347 million compared to $249 million last year. We returned $403 million to shareholders and approximately another $120 million post Q1. We reduced our 2019 Outlook largely to reflect higher engineering and other costs in Electronics, lower equity income in Power & Vision, lower volumes and a stronger U.S. dollar. And we also reduced our 2021 equity income and EBIT margins to reflect lower expectations for one of Getrag's joint ventures in China. However, we expect to generate significant free cash flow during 2019, and we will continue to return capital to our shareholders.

Thanks for your attention this morning. We will be pleased to answer your questions at this time.

Operator

(Operator Instructions)

Our first question coming from the line of John Murphy with Bank of America Merrill Lynch. Please proceed with your question.

John Murphy (BofA Merrill Lynch)

Good morning everybody. Just a first question on what's going on with the ADAS stepped-up spending. It sounds like in the quarter - I'm just trying to make sure I get this right - in the quarter, that $20 million of the increase was ongoing cost that you'd expect to kind of persist through 2019 and maybe you can kind of rationalize or become more efficient as we go through 2020, and $27 million was a write-down for expenses that have been capitalized that are not going to be expensed going forward. Is that correct in what's in the quarter?

Vince Galifi (Magna)

Partially, John. So, I think when you look at Q1 to Q1, you'll recall last year or given our guidance for year-on-year, we talked about a step-up in spending for electrification and autonomy. So, besides the $20 million and $27 million numbers you referred to, there has been just a step-up in spending, which was completely expected and built into our guidance. I think when you look at kind of Q1 actual to our expectations, there was even - there was higher engineering and other costs in our Electronics business, and there's two pieces to that. One was higher engineering cost of about $20 million in the quarter. And there was some fixed assets and some engineering that was capitalized last year that we wrote off in Q1 and that amounted to $27 million.

So, as you kind of look forward for the full year, we anticipate that forgetting about the write-down, but the additional engineering kind of a run-rate at the end of the quarter is going to continue. The other thing that's going to impact us negatively versus our prior expectation was that the capital in engineering that we thought was going to be - or we assume it's going to be capitalized in our guidance for '19 - is not going to be expensed. So when you look at kind of the impact overall in where we are now in our Outlook for '19 with where we were on our previous Outlook, the impact to these changes - so part of this higher engineering spend, part of it is a write-off of the prior cost on the balance sheet, part of it is capital on engineering we thought we were going to capitalize - that's going to impact consolidated margins by about 0.4% for 2019 versus previous expectations.

John Murphy (BofA Merrill Lynch)

Got it. And when we think about this going forward, I mean, I guess, the challenge is how much of this is on the existing programs that you're working on and sort of how much will just kind of persist as you win new programs. I'm just trying to understand, I mean, because - I mean, if it's not capitalized, it seems like it's program-specific. Had it been capitalized, it may be something that's less program-specific and maybe spreadable or addressable across future programs. I mean, should we be thinking about this kind of stuff being set at slightly lower margin like we're looking at right now? Or is there something unique or something wrong with what I'm saying there?

Vince Galifi (Magna)

Yes. I think, John, when you look at sort of the fixed asset, the capital or the capitalized engineering, it relates to two of the three programs that have created some of the overspending in Q1. So, I wouldn't sort of generalize that's an entire view of our business. So, yes and as we move on, on this program, I think we're going to revisit again whether we can start to capitalize capital and start to capitalize on the engineering we otherwise would have capitalized. But given kind of where we ended-up in Q1, from my perspective, we were prudent to write-off what was on the balance sheet at the end of '18 and not to start capitalizing things we thought we were going to capitalize until we get further along in the program and get a clearer handle on how these costs are going to evolve and hopefully ramp-down with some of the actions that we're taking.

John Murphy (BofA Merrill Lynch)

Okay. And then second question. If we think about the actions by your customer in the transmission change from 2020 to 2019 on sort of that being pulled forward from 2020 to 2019, I mean, isn't there something you could do with pricing to address this? I mean, if they're pulling forward a switch from a dry to a wet clutch DCT a whole year, I mean, that seems like an action by which you should not necessarily be hurt. You're helping the customer out in a big way. Shouldn't you be able to price for that?

Swamy Kotagiri (Magna)

John, this is Swamy. We - as we've talked about the China 6 regulation, the pull forward from 2020 to 2019, they're - we had the DCT dry clutch transmission. And as the pull forward happened, you have to go still through the homologation with respective engine platform. And if they have a CVT that had already gone through the homologation process, then that fit in. Our target now is to take the DCT wet clutch transmission with the right torque and go through the development. When we say development, it's really the homologation for the China 6 on the right engine platform with the customer, and that is the action item that we're taking right now.

John Murphy (BofA Merrill Lynch)

But that's their issue, not your issue. I'm just curious why you can't price for that?

Swamy Kotagiri (Magna)

You still have to go through the process, John, of doing the homologation testing with our transmission, but with their engine platform, and they have to do that.

John Murphy (BofA Merrill Lynch)

Okay. And then just lastly on the Seating launch cost. I mean it sounds like this is a little bit one-time in nature. But just curious what exactly is going on there? Does the launch have to do something with volumes? Or is it something sort of internally?

Don Walker (Magna)

It's mainly just getting up to speed with the ramp-up and quality expectations. And we've been over staffing down there. So hopefully, as we get through the launch, then we'll get back to more normal - back to our expectations - on the profitability of the program.

John Murphy (BofA Merrill Lynch)

But it's nothing to do with the customer ebbs and flows in their launch cadence? It's more launch cadence in your plans?

Don Walker (Magna)

Mainly - yes, it's mainly just getting through the launch and inefficiencies in our plants and then getting over some of the quality issues.

John Murphy (BofA Merrill Lynch)

Okay. And then just lastly. If we think about all of these issues, I mean, as far as quoting and the backlog, it doesn't sound like it's having any significant impact on the customer, your delivery to customers. I'm just curious, are you seeing any kind of pushback from the customers on bidding or anything like that? I would imagine no, but just want to make sure.

Don Walker (Magna)

You're talking across the board? Specifically Seating or everything?

John Murphy (BofA Merrill Lynch)

Well, I mean, Seating ADAS and the - and what's going on in China, that's probably hiccups here - they might - the customers might not be so happy, but it actually sounds like you're actually delivering to the customer, so it might not be too big an issue on their side. I'm just curious if, as you know, sort of what's going on - if there are any changes, sort of, to quoting, particularly around Seating, but even on ADAS as well?

Don Walker (Magna)

No, I'd say this is a normal launch. I mean it's a big program. It's a new customer, so I don't think there's any negative impact to that because they've got other launches going on with them as well. I think on the whole area of ADAS, we talked about that. This is an emerging - we've been talking this for a while. This is an emerging product area. It's emerging, what the volume is going to be, what the customer is going to be doing. I guess if you would look at lessons learned, from our perspective, we just got to make sure we completely understand what the specifications are, what - how many people we need for these programs. So, I don't think we have any difference in what we're doing other than making sure we're quoting, really understanding the cost and the complexity of the testing requirements.

John Murphy (BofA Merrill Lynch)

Ok, great. Thank you very much.

Operator

Our next question coming from the line of Peter Sklar with BMO Capital Markets. Please proceed with your question.

Peter Sklar (BMO Capital Markets)

On the additional engineering cost that you're incurring, that you've been talking about in ADAS, does any of that relate to the Lyft partnership? Or does this relate more to particular programs that you're working on?

Swamy Kotagiri (Magna)

Peter, good morning, this does not relate to the Lyft partnership or activities associated with it. This is program specific.

Peter Sklar (BMO Capital Markets)

Okay. And how is the spending cadence going with Lyft? Is the cost you're incurring in-line with your expectations, or below/above where you're at with Lyft?

Swamy Kotagiri (Magna)

I would say it is in line with expectations that we had, pretty much.

Peter Sklar (BMO Capital Markets)

Right. Okay. And Swamy, sorry, on this issue that you're having in the China joint venture where the transmission has been brought forward one period, just in some of your terminology, I just didn't quite fully understand what the additional expenses that are being incurred by Magna. It's just that you're qualifying the transmission on an accelerated schedule? Was that the issue?

Swamy Kotagiri (Magna)

Peter, I think the clarification there, it's not additional expense in relation to any development there. I think we have a 6DCT250 dry clutch that was phasing out. It actually moves the date forward of this thing because of the China 6 regulation, and the OEM decided to try to address that much quicker in 2019 than in 2020. So, they have basically a CVT transmission that has already gone through the quality testing, homologation process for China 6. So therefore, that is in a much higher rate going into the vehicles before we could get our wet clutch transmission into the roadmap in China.

Vince Galifi (Magna)

And Peter, I think that - let me say that a little differently, Swamy. Sorry, hear me out, all right, some more to that. I think when you look at 2019 equity income, if you look at midpoints, we brought that down by about $45 million. That largely relates to this one joint venture in China. And it's being impacted by just lower volumes. And as I look at kind of China volumes and actual Q1 where they thought they were going to be, they were lower than our expectation. So that's certainly impact - will impact us for the balance of 2019. We're also seeing some lower take rates for our transmissions. So regardless of - forgetting the volume change, but the assumption was there'd be more DCTs being installed with a certain engine configuration. And what we're observing is that consumers are taking a different engine with a CVT transmission, so there's been some take-rate deterioration.

And then just there’s the China 6 impact that's impacting us in '19, but I try to think about the bigger impact being volumes and take-rates in '19 versus China 6. And China 6 is going to be post-'19, the impact of China 6. And we should get there, to kind of - as we get through the process that Swamy talked about - we start to see some of those volumes come up. But our DCT transmission and you look at CVT, we - it's a pretty competitive marketplace and we're going to be competitively pricing our product as well to sell that product to China.

Peter Sklar (BMO Capital Markets)

So, this CVT, like, this higher take-rate on the CVT, is this the OEM that manufactures its own CVT that you referred to before?

Swamy Kotagiri (Magna)

No, Peter.

Peter Sklar (BMO Capital Markets)

Okay. And do you anticipate that, like, is there the opportunity down the road that they will start taking your DCT and - like, it's an opportunity for both transmissions on this program and just a matter of fighting for share, or have you lost the transmission opportunity on this program?

Swamy Kotagiri (Magna)

With the wider range of torque that I mentioned to be able to address with our DCT wet clutch platform, we believe we have the opportunity to address the volume available with that OEM and in the market.

Peter Sklar (BMO Capital Markets)

Okay. Just moving on to something else. Just overall, as you look at the - your expectation for global vehicle production volumes in just about all markets, you've taken down your volume assumptions. I just wanted to understand what's behind that. Are you seeing that in terms of releases? Or is it more based on the forecasting services that you rely on?

Vince Galifi (Magna)

Peter, I'd say it's a combination of both of those, right? The releases don't tell you the whole year. We get some visibility going into the quarter. In certain markets, the visibilities would look better than others, like in China, you have releases. But I'll tell you, it doesn't really mean a lot because customers could change their mind pretty quickly. So, we have some visibility shorter term. That's something that goes in to take into account. We also look at the forecasters out there. And together, we discuss kind of where we think volumes are going to be. So, we've adjusted our overall assumptions downwards, in each one of our principal markets to reflect those couple of items.

Don Walker (Magna)

And in China, we were already low at Q1, so some of that is a continuation of what we saw in Q1.

Peter Sklar (BMO Capital Markets)

Yes. Okay. And lastly, Don, I just wanted to ask you, like, in terms of the issues at the Seating plant that you're ramping-up. I know that plant launches and program launches have been a big area of focus for you personally over the year. Like, were you disappointed in what happened there? Or were there some extraordinary issues that arose that you just couldn't account for?

Don Walker (Magna)

Overall, I'm actually quite pleased with the progress we made in our launches across the board. And you can see that as - that's one of the reason why we're seeing improvements in the Body Exteriors & Structures group. This particular launch, yes, I'd say we're a little disappointed, but there's a - there was a lot of complexity, new customer, new plant, new employees, new product. There was just a lot of complexity, which was more complicated than we had anticipated and the quality expectations were - it was just a challenge to hit. So, yes, it was a bit disappointing. I don't think it was necessarily a launch preparation. I'd say it was more of execution in some of the details and some of the - just the amount of variance in the plant. So, it's a combination a few things. So yes, a bit disappointing. But overall, I'm pretty pleased with the progress we've been making in our losing divisions and launches across the board.

Operator

Our next question coming from the line of Brian Johnson with Barclays. Please proceed with your question.

Jason Stuhldreher (Barclays)

Hi - this is Jason Stuhldreher on for Brian. Just two questions for me. Firstly, on the Outlook, can you talk about what sort of incremental - or decremental margins you're assuming just from the volume move in the 2019 Outlook? Because it sounded like you expected there to be decremental volume pressure, but that was to be offset with productivity initiatives. So, are you sort of assuming the lower volume kind of flows at your, right now, current EBIT margins? And is there any risk given performance initiatives don't pan out?

Vince Galifi (Magna)

You know, I think when you look at kind of margin in kind of top and the bottom end, we've dropped that by about 0.6% for the year. 0.5% of that – around 0.5% was related to two items. One is, we've talked about this earlier, is ADAS, higher engineering and other costs - that's about 0.4%. And we brought operating income - and you do the math on that, that's about 0.1. The balance is volumes and other and how we sort of come up with that number, it's a bottoms-up built-up plan. Every quarter, as we sit down with our management teams and review historical performance and go forward and they go up to their plants and get a whole bunch of information to develop that, that's what it sums-up to. So, I think you can draw your own conclusion on what decremental margins are based on our assumptions on volumes. The 0.1 on a consolidated basis, the impact of lower volumes, the lower volumes, because FX is not going to have an impact on margin. It just reduces sales and should reduce EBIT on the same basis, but not impact margin.

Jason Stuhldreher (Barclays)

Okay. So, it sounds like fairly similar decremental margins there. But - so that's helpful. And then just last question from me. On the China business, the Getrag China joint venture, this is sort of the second time or so in the last year that we have seen sort of a dramatic volume fall-offs even in the out years. So, has there been - I guess, my question is I know there are performance initiatives to offset the lower volumes that you're seeing. But has there been any efforts to, like, really structurally right size or to really structurally lower the size of that business, whether that be consolidating facilities or shifting team organizations? And I guess the reason I asked is, it sort of depends on just fluctuation of volume. Like if we were to see if there was risk to the upside for volumes, maybe you'll leave all that infrastructure in place versus if there was sort of downside risk to those volumes, you will really work to right size that business. So just wondering kind of what approach or philosophy you're taking there broadly?

Swamy Kotagiri (Magna)

Jason, this is Swamy. Amongst many of those things, we are looking at a wider torque range in the product portfolio to address it. And we believe the wet clutch DCT would be more amenable, even when the market goes to hybrid, it would have an advantage over CVTs. And we also are looking at the plans - restructuring plans for footprint and also resources that is in progress. And as I mentioned, looking at new modified variants of the current products that should be more competitive for the China market. And we are already in discussions with a number of OEMs for the new products that I mentioned.

Jason Stuhldreher (Barclays)

Ok – thank you.

Operator

Our next question coming from the line of Mark Neville with Scotiabank. Please proceed with your question.

Mark Neville (Scotiabank)

Hi – good morning. I just want to follow-up on the ADAS costs. The decision to expense versus capitalize, that is specific to those two or three programs and not sort of a blanket decision across that business?

Vince Galifi (Magna)

Mark, it's actually on two of those three programs. So, specific to two programs, not across.

Mark Neville (Scotiabank)

Okay. And then the decision now to adjust the 2021 guidance reflects some of this. Is that really just at this point just a wait-and-see approach to see how these things evolve?

Vince Galifi (Magna)

Well, Mark, I think we typically don't revise three-year-out guidance. And the reason I say that is we have a pretty thorough bottoms-up approach to coming-up with numbers, and we certainly update the current year. We don't update three years out. We do that at business plan time. So, I don't have a whole bunch of information across the company, but we do look at sort of significant things. And when we look at discussions on this joint venture in China and we're seeing what’s happening in that business we got a $70 million - roughly $70 million adjustment in equity income - we're adjusting for that. We did look at our ADAS operations and we are at elevated costs in 2019. We're going to continue to be at elevated costs in 2020. I think we're - I think that you’re going to step down in 2020 and the team’s view is that by the time we get to 2021, we've optimized everything we can by that time. So, as we exit 2020, we should be pretty close to where we thought we were going to be in '21. So, kind of, when you look at it, it's not much of an impact on an overall Magna basis on those costs impacting Magna. So, that's why we haven't taken into account or haven't adjusted our '21 Outlook for those items. We don't think it's impacting - significantly impacting the outer year. And these programs - sorry, Mark, the other thing is the programs we're talking about, given the time lines, these programs are launching at some point in '21, too, so we got to get to an end and get these things on the road.

Mark Neville (Scotiabank)

Okay. How big are these three programs just in relation to the sizes, the whole ADAS system?

Vince Galifi (Magna)

Yes. I think when you look at these programs, there is - two of them are camera programs, and they're using advanced technologies. You know, we've got a lot of camera business, but these are advanced cameras. They've got a whole bunch of new capabilities and features and different types of chips as well. And these are going to be on high-running platform vehicles and they're going to be installed on all the vehicles where these things are starting to go on. The third program is a LiDAR program, so it's going to be a smaller unit program compared to the camera programs.

Mark Neville (Scotiabank)

Okay. That helps - thanks. And maybe just on the Lyft, just sort of maybe the - your plans and sort of the rationale to sort of holding the equity stake at this point?

Vince Galifi (Magna)

Mark, do you know, we - we're are locked-up for 180 days. There’s nothing to consider.

Mark Neville (Scotiabank)

Okay – thanks.

Operator

Thank you. Our next question coming from the line of James Picariello from KeyBanc. Please proceed with your question.

James Picariello from KeyBanc

Hey, good morning guys. For Seating Systems, you already talked about the elevated launch costs in the quarter. Volumes are still expected to be there within the guide. So just curious what the progression of the year is from here. Is there any possibility that launch costs come in higher than what you're baking-in? And then is there also a risk, maybe that new program volumes come-in a little lighter relative to what - the run rate production levels that you have baked-in? Yes, any color around that would be helpful.

Vince Galifi (Magna)

James, yes. And just in terms of talking about volumes, first of all, I mean, we have brought volumes down globally in all our principal markets and Seating is going to be impacted by program moves as a result of generally lower volumes, and it's program-specific. We'll generally say volumes go up or down. I guess what just happened, that's what happened in the course of the quarter and to those adjustments we need to make overall in the company. With respect to the launch costs, yes, I'd sort of look at this, and from my eyes, it's kind of - we've got to launch, we've got more costs than what we thought, we're working through that, I mean, as we progress through across the year that additional cost that we have budgeted for are going to come down and should be eliminated kind of by the end of the year. So, I think you'll start to see a ramp-down of those additional costs.

Don Walker (Magna)

Yes. We worked pretty well through the production ramp-up, so it's more of getting - just getting control of our cost and reducing the costs. So, I don't think we're going to see any big unexpected thing in the launch. And as Vince says, some of the programs are - we've done our best guess of what the volume is going to be and we've baked that in.

James Picariello from KeyBanc

Understood. And then just thinking about capital allocation for the rest of the year, I mean, you have the FP&C sale now behind you. Free cash flow, slightly lower versus prior guide, but still strong. So, what's your general expectation as you think about your M&A pipeline relative to maybe what you wanted to put towards buybacks? Thanks.

Vince Galifi (Magna)

You know, James, our capital allocation strategy remains unchanged. If there's a right opportunity that comes along, we'll look at it and we'll allocate capital to it if anything comes along. Our investment is $1.7 billion is going into capital. We did complete the acquisition - a small acquisition – Viza. It's a seating operation in Europe and I think it's EUR 107 million, $120 million in cash that's reflected and will be reflected - is reflected in our overall numbers. I think the same sort of thing is the additional cash and what's not being invested in the business, you look at returning that to the shareholders by way of dividends and share buybacks. And you want to stay within a certain leverage ratio. We're in the middle of that at this point in time. We have purchased, so far, this year, about $400 million worth of stock. We’ll continue to look at buying back stock, unless we have other uses for that cash.

Operator

Thank you. Our next question coming from the line of Armintas Sinkevicius from Morgan Stanley. Please proceed with your question.

Armintas Sinkevicius (Morgan Stanley)

Good morning – thank you for taking the question. When I look at the cadence throughout the year, the second half implied in your guidance is either less optimistic or aggressive versus some of your peers. So, I'm just curious, what do you think for the second half? What are you focused on for the second half? That would be helpful.

Vince Galifi (Magna)

I guess our guidance is actually focused on the next three quarters and not necessarily the second half. So, we haven't given sort of quarterly or first half, second half guidance. We kind of look at volumes. But typically, if you think about the first and second quarters, generally, volumes are higher. Third and fourth quarter, typically, volumes are a little bit lower due to summer shutdowns and Christmas shutdowns. So that's going to have just impact on the results, sales and earnings. Louis, I’m not sure if you have any other sort of color you want to add to that?

Louis Tonelli (Magna)

No – nothing jumps out at me.

Vince Galifi (Magna)

Okay.

Armintas Sinkevicius (Morgan Stanley)

But from an operational standpoint, anything that you're particularly focused on, whether it's these launches or anything else of that nature?

Vince Galifi (Magna)

Yes. I think the one big focus is to look at what we're doing on the ADAS programs and focus on trying to optimize our cost structure there. I think when you look at the quarter, like I sit back and I’m disappointed with kind of our Outlook - our revised Outlook. I think in Q1, it was decent - we outperformed the market in terms of sales. If you look at some of the segments and, ex the things we talked about in Electronics, it was a pretty decent quarter. And as I even look at our revised Outlook and I know we’re bringing volumes down and we went through all the segments, our Complete Vehicles business, margins are flat, even though there’s volume changes. If we look at our Body Exteriors & Structures, we’re bring the volumes down and margins are flat. Obviously, EBIT is going to be less – we got less sales, but margins are flat. Seating, overall, we've got some volume impact, we’ve talked about some of the launches and the costs are going to come down. So, when you think about the business, those three programs that Swamy talked about, some of the action plans there and some of the action plans we've got in our joint venture in China on transmissions. But the rest of the business is, I think, doing fairly well. I mean we always have pluses and minuses, quarter one versus quarter two or quarter three, but not bad.

Armintas Sinkevicius (Morgan Stanley)

OK – appreciate it.

Operator

Our next question coming from the line of David Tamberrino with Goldman Sachs. Please proceed with your question.

David Tamberrino (Goldman Sachs)

Hi - just trying to understand a couple of things. You've - instead of capitalizing some of this ADAS, it's now being expensed, but your capital expenditures for the full year didn't change. Can you help reconcile that? And then further, your net income was down at midpoint by about $200 million, but free cash flow for the year is only down about $100 million at the midpoint. So maybe walk me through that as well.

Vince Galifi (Magna)

Yes, I will. So, David, there's a couple of things. We're going to just technically expense capital. The way the accounting rules work is we show it as capital expenditures, so still an addition from a financial statement perspective, then it gets written off as depreciation. So, it doesn't have any impact on the amount of capital we show on a consolidated basis.

Louis Tonelli (Magna)

There’s no incremental capital that we put in.

Vince Galifi (Magna)

Yes. So, it's shown as capitalization (inaudible) and the amounts we're talking about on a Magna consolidated basis, were talking about rounding - about $1.7 billion - we would lose this capital in the rounding. But it certainly does impact the overall when I look at that ADAS program, in particular the cost that we're going to see flowing through our Power & Vision segment. Net income versus free cash flow. So net income, I guess, if you have to take the midpoint, we're down a couple of hundred million dollars. I think you got to take into a couple of things. Depending on what you do with margins, your EBIT is going to be down probably about, plus or minus, $300 million. There's a couple of things to think about. One is you've got - sticking with our Electronics group, the capital we're expensing - or the capitalized engineering that we thought we're going to capitalize - we're now expensing. That was already in our cash flow before. It's just the way we're showing it on the statement. That cash was already accounted for in our previous guidance. So, even though there's a reduction in earnings as a result of that, there’s no impact to cash flow. I think as volume start to come off, your investment on working capital should start to reverse this. You typically invest in Q1, Q2, Q3. You recover some of that in Q4. Our investment is going to be less, so that means it's less overall cash required. And then you've got to think about reduced EBIT – there’s a tax effect to all that, which reduces your tax that you've got to pay, which saves you some cash. So, kind of when you sum all that out, that results in the net income midpoint going down a couple of hundred million. But again, cash flow midpoint going up by about $100 million down. So, not straight forward to just say do the math and just multiply this to one number, the pluses or minuses.

David Tamberrino (Goldman Sachs)

Okay. And then Swamy, I know you kind of spoke through this. But what exactly is going on with, I guess, the one camera program and the one LiDAR program? Is it the hardware? Is it - I think you might have mentioned the software required? Are you - is it just incremental validation of safety metrics that your customer is looking for? Can you just dive into it and explain a little bit more on what's going on specifically with each of these programs that's driving this incremental expense?

Swamy Kotagiri (Magna)

So, it's actually two camera programs. And a few key points, it has a lot of advanced - on the hardware side, it's - call it, the next evolution of the camera technology. As Vince mentioned, the next step in the chips, high software content and fusion of different features coming together in the camera, obviously, leading to the testing and validation scope being much higher in terms of the requirements. I would say those are the key points that contribute mostly to what we discussed today.

David Tamberrino (Goldman Sachs)

I mean, is that - are you buying that through a supplier? Or is that on your end where you're seeing that incremental expense? I mean obviously, it's running through your P&L, so clearly, it's your own incremental expense. But my understanding of your ADAS portfolio is that your - you had a couple of Tier 2 suppliers from a vision side, from a LiDAR side that was coming up and being sold through you as a package. And what I think you're saying is that the issue is on the sensor fusion and the data that's coming off of that hardware.

Swamy Kotagiri (Magna)

I won't categorize it only as a parcel coming from the supplier. I think, just like other vision systems, we are taking the chip, but there is a lot of integration as well as both on software and hardware beyond the chips that we get that is done at Magna. So, I would say it's a combination, right? I think it is quite a bit in terms, as we said, a ramp-up of resources and how we are utilizing the existing manpower. So, I would say it's a mix. You can't say it's one or the other totally.

Vince Galifi (Magna)

Yes, David. When you look at the three programs, just the two cameras and the LiDAR program and you look - and there is higher than expected spending on each one of those programs, I'd say that the larger part of that overspend relates to the LiDAR program. It is a newer technology - this technology that's being commercialized, it's being ramped-up with the bulk of that overspending compared to expectations in that area, there is some overspending on the cameras as well, but not as significant as the LiDAR program.

David Tamberrino (Goldman Sachs)

Okay – thank you for the colour.

Operator

Mr. Walker, there are no further questions at this time. I will now turn the call back to you. Please continue with your closing remarks.

Don Walker (Magna)

Okay. I appreciate everybody dialing-in today. And I think Vince actually summed it up pretty well. I think that things are under our control in a lot of areas. And I actually think we're making pretty good headway. And we will have to see what happens to the economy and the volumes given our expectations. The disappointment is in the two programs that we walked through today, and we'll continue to work hard on them. So, we'll keep everybody up to date as we get more information and just appreciate everybody dialing-in. Thank you, and have a great day.

Operator

That does conclude the conference call for today. We thank you for your participation, and ask that you please disconnect your line.